Exhibit 21.1

LIST OF SUBSIDIARIES OF GREENLAND ENERGY COMPANY

The following is a list of the subsidiaries of Greenland Energy Company as of the date of this prospectus:

Name of Subsidiary	Jurisdiction of Incorporation or Organization
March GL Company	Texas
Greenland Exploration Limited	Texas
Pelican Acquisition Corporation	Texas